August 10, 2009

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549-7010

Re:	Sanders Morris Harris Group Inc.
Form 10-K for the year ended December 31, 2008 filed March 16, 2009

File No. 0-30066

Dear Mr. O’Brien

This letter is provided in response to your letter of July 27, 2009, in which you furnished comments with respect to the above referenced document filed by Sanders Morris Harris Group Inc. (“SMHG” or the “Company”).  Our response and supplemental information is provided following each comment.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies/Estimates, page 35

Goodwill, page 35

1.
We have read your response to comment 7 in our letter dated June 30, 2009.  In future filings, please ensure you disclose the basis for why a control premium of between 35% and 40% of market capitalization is reasonable.  Please also confirm that you will disclose in future filings i) whether the February 2009 cash flow projections assume any negative future cash flows, and if so, for  how long, and ii) the accuracy of management’s past estimates, as previously requested.

The Company acknowledges the Staff’s comment and in future filings, the Company will enhance the disclosures in this section to disclose the basis for why the implied control premium is reasonable.  We will also disclose in future filings whether the February 2009 cash flow projections assume any negative future cash flows, and if so, for how long, and the accuracy of management’s past estimates.  These disclosures will be included in the June 30, 2009 Form 10-Q to be filed August 10, 2009.

Mr. Terence O’Brien
July 13, 2009

If you have any questions with respect to the foregoing responses, please call me at 713-993-4614.

Very truly yours

Sanders Morris Harris Group Inc.

/s/ Rick Berry

Rick Berry
Chief Financial Officer

cc:	Ms. Jenn Do
Mr. Al Pavot